Exhibit 99.3 Appendix 3Z Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	James Hardie Industries plc
ABN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Harold Wiens
Date of last notice	20 June 2025
Date that director ceased to be director	1 July 2025

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities •Direct interest in 11,674 ADRs, equivalent to a holding of 11,674 ordinary shares/CUFS.

'+ See chapter 19 for defined terms.

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Appendix 3Z Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest
Number & class of securities

•Indirect interest in 7,370 ADRs, equivalent to a holding of 7,370 ordinary shares/CUFS. The registered holder is UBS Financial Services Inc. and they are held on account for the joint beneficial owners, Harold and Claudia Wiens.

Part 3 – Director’s interests in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable

+See chapter 19 for defined terms.

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